                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(a)

                             C.P. CLARE CORPORATION
                                (Name of Issuer)


                             Common Stock, par value
                                 $.01 per share
                         (Title of Class of Securities)


                                    12615K107
                                 (CUSIP Number)


                                  Michael Wager
                                  2300 BP Tower
                                200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 363-4500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 1999
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

----------------------------------                        ----------------------
CUSIP NO. 12615K107                        13D            PAGE  2  OF  10  PAGES
----------------------------------                        ----------------------



--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                                   Allen R. Hart
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                                                                            PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  United States
--------------------------------------------------------------------------------
   NUMBER OF SHARES       7         SOLE VOTING POWER
BENEFICIALLY OWNED BY                                                 300,000
  EACH REPORTING PERSON  ------------------------------------------------------
         WITH             8         SHARED VOTING POWER
                                                                      120,000
                         -------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                                                      300,000
                        --------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER
                                                                      120,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      420,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         4.4%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                                                              IN
-------------------------------------------------------------------------------

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CUSIP NO. 12615K107                        13D               PAGE 3 OF 10 PAGES
-------------------                                          -------------------



--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                                   Michael Wager
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                                                                              PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7         SOLE VOTING POWER
BENEFICIALLY OWNED BY                                                    49,000
EACH REPORTING PERSON   --------------------------------------------------------
         WITH              8         SHARED VOTING POWER
                                                                              0
                        --------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER
                                                                         49,000
                        --------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER
                                                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         49,000
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           0.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                                                             IN
--------------------------------------------------------------------------------

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CUSIP NO. 12615K107                        13D           PAGE  4  OF  10  PAGES
-------------------                                    -------------------------



--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                             H. Jeffrey Schwartz
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                                                                              PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  9

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
--------------------------------------------------------------------------------
   NUMBER OF SHARES                 7         SOLE VOTING POWER
BENEFICIALLY OWNED BY                                                   50,000
EACH REPORTING PERSON   --------------------------------------------------------
         WITH                       8         SHARED VOTING POWER
                                                                             0
                        --------------------------------------------------------
                                    9         SOLE DISPOSITIVE POWER
                                                                        50,000
                        --------------------------------------------------------
                                   10         SHARED DISPOSITIVE POWER
                                                                             0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        50,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          0.5%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                             C.P. CLARE CORPORATION


         This Statement on Schedule 13D (this "Statement") is filed by Allen R. Hart, Michael Wager and H. Jeffrey Schwartz.

ITEM     1.       SECURITY AND ISSUER.

                           This Statement relates to shares of common stock, par
                  value $.01 per share ("Common Stock"), of C.P. Clare Corporation (the "Company"). The address of the principal executive offices of the Company is 78 Cherry Hill Drive, Beverly, Massachusetts 01915.

ITEM     2.       IDENTITY AND BACKGROUND.

                           This Statement is being filed by Allen R. Hart,
                  Michael Wager and H. Jeffrey Schwartz (each, a "Reporting Person"). The Reporting Persons have filed this Schedule 13D because they may be deemed to be a "group" and therefore a single "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. The Reporting Persons may be deemed to have acted in concert in connection with their purchases of shares of Common Stock because they have discussed their purchases and other matters. The Reporting Persons do not admit that they have acted in concert or are a "group" or a single "person" for purposes of
                  Section 13(d) of the Exchange Act, and the rules and regulations thereunder, and each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

                           During the last five years, no Reporting Person has
                  been convicted in any criminal proceeding (excluding traffic violations or other similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

                           Each Reporting Person is a citizen of the United
                  States.

                           The business address and principal occupation of each
                  Reporting Person is set forth on Appendix A.

ITEM     3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           The source of funds for the consideration were
                  personal funds of each of the Reporting Persons.

ITEM     4.       PURPOSE OF TRANSACTION.

                           Reporting Persons acquired the Common Stock for
                  investment purposes. However, Reporting Persons believe that the Company's Common Stock has underperformed market indices as well as its industry peer group, and that the current stock price does not reflect the Company's value. Reporting Persons will urge management to explore alternatives for enhancing stockholder value, including but not limited to a business combination (whether by merger, consolidation or otherwise). Accordingly, Reporting Persons will request that the Board of Directors of the Company appoint an independent committee of non-employee directors to engage the services of a nationally recognized investment banking firm to facilitate the analysis and execution of strategic alternatives.

                           Reporting Persons intend to communicate with other
                  stockholders and with management to effect a maximization of stockholder value and a critical assessment of management performance. Reporting Persons may seek to influence management of the Company by seeking representation on the Board of Directors, although there are no current plans to do so. In addition, Reporting Persons reserve the right to change their investment purpose or intentions and to take any and all actions that they may deem appropriate or necessary to realize the intrinsic value of their investment, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, seeking representation on the Board of Directors, soliciting other stockholders to participate with Reporting Persons to replace a majority of the Board of Directors, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company, the general business and future profits of the Company, tax implications or other factors.

ITEM     5.       INTEREST IN SECURITIES OF THE ISSUER.

                           The net investment costs (including commissions, if
                  any) of the shares of Common Stock beneficially owned by all Reporting Persons is $3,397,687.

                           Commencing on July 13, 1998 and through and including
                  November 16, 1999, Mr. Hart in open market purchases (i) a total of 300,000 shares for his own account, (ii) 50,000 each for accounts for the benefit of Gary Hart, his brother, and Lillian Hart, his mother, and (iii) 10,000 shares each for the accounts of Melissa Hart, his wife, and William Hart, his minor son, the price per share of such transactions ranging from $5.125 to $7.50. Commencing on August 12, 1999 through and including November 16, 1999, Mr. Wager acquired in open market purchases, a total of 49,000 shares for his own account, the price per share of such transactions ranging from $5.56 to $6.94. Commencing on August 12, 1999 through and including November 16, 1999 Mr. Schwartz acquired in open market purchases a total of 50,000 shares for his own account, the price per share ranging from $5.375 to $6.125.

                           See Appendix B for other information.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           The Reporting Persons have discussed their purchases
                  of Common Stock and their common belief that the current stock price does not reflect the Company's value. They have also had conversations regarding their intentions with respect to other stockholders and the current Board of Directors. There are no formal agreements or any obligations between the Reporting Persons.


ITEM     7.       EXHIBITS.

                           Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ Allen R. Hart
Dated:  November 18, 1999                       --------------------------------
                                                ALLEN R. HART


                                                 /s/ Michael Wager
                                                --------------------------------
                                                MICHAEL WAGER


                                                /s/ H. Jeffrey Schwartz
                                                --------------------------------
                                                H. JEFFREY SCHWARTZ

                                                                      APPENDIX A


                                REPORTING PERSONS


Name; Principal Business Address                Principal Occupation
--------------------------------                --------------------

Allen R. Hart                                   Private Investor
2501 Marlboro Road
Cleveland Heights, Ohio 44118

Michael Wager                                   Principal, EBusiness & ECapital
2300 BP Tower                                     Group LLC
200 Public Square                               Partner, Benesch, Friedlander,
Cleveland, Ohio 44114                             Coplan & Aronoff LLP

H. Jeffrey Schwartz                             Partner, Benesch, Friedlander
2300 BP Tower                                     Coplan & Aronoff LLP
200 Public Square
Cleveland, Ohio 44114



                                                                                                                     APPENDIX B

                                                  STOCK HOLDINGS

------------------------- ------------------ ----------------------------------------------------------------------------------
                                                       VOTING POWER                    DISPOSITIVE POWER
-------------------------------------------- ----------------------------------------------------------------------------------
                               AGGREGATE                                                                          PERCENTAGE OF
        STOCKHOLDER          AMOUNT OWNED            SOLE           SHARED           SOLE            SHARED       SHARES OWNED
        -----------          ------------            ----           ------           ----            ------       -------------
------------------------- ------------------ ---------------- --------------- --------------- ---------------- ----------------
Allen R. Hart                     420,000          300,000         120,000         300,000          120,000             4.4%
------------------------- ------------------ ---------------- --------------- --------------- ---------------- ----------------
Michael Wager                      49,000           49,000            ----          49,000             ----              .5%
------------------------- ------------------ ---------------- --------------- --------------- ---------------- ----------------
H. Jeffrey Schwartz                50,000           50,000            ----          50,000             ----              .5%
                                   ------                                                                               ----

                                  519,000                                                                               5.4%
                                  =======                                                                               ====
------------------------- ------------------ ---------------- --------------- --------------- ---------------- -----------------